Ads-Tec Energy Public Limited Company

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

September 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance Office of Manufacturing

Re:	Ads-Tec Energy Public Limited Company Form 20-F for the Fiscal Year Ended December 31, 2023 Filed April 30, 2024 Form 6-K Furnished May 14, 2024 File No. 001-41188

Ladies and Gentlemen:

On behalf of Ads-Tec Energy Public Limited Company (the “Company”), I am pleased to submit this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on September 3, 2024 (the “Comment Letter”) to the above-referenced Annual Report on Form 20-F filed with the Commission by the Company on April 30, 2024 (the “20-F”) and the Current Report on Form 6-K furnished to the Commission by the Company on May 14, 2024 (the “6-K”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Company with respect thereto.

Form 6-K Furnished May 14, 2024

Exhibit 99.1, page 1

1.	We note that you present a non-IFRS financial measure, adjusted EBITDA, without presenting the most directly comparable IFRS measure. Please revise your disclosures accordingly to present the most directly comparable IFRS measure and include a reconciliation pursuant to Item 100(a)(1)-(2) of Regulation G.

Response: The Company acknowledges the Staff’s comment and will prospectively present the most directly comparable IFRS measure to adjusted EBITDA and include a reconciliation of adjusted EBITDA to such IFRS measure pursuant to Item 100(a)(1)-(2) of Regulation G in its future filings with the Commission, to the extent applicable.

Set forth within Appendix A (Reconciliation of GAAP to Non-GAAP Financial Measures) for the Staff’s consideration is an example of how the Company presented this information in a recent earnings release in response to this Comment 1, which disclosure appears on page 6 of Exhibit 99.1 of the Company’s Report on Form 6-K filed with the Commission on September 13, 2024.

2.	We note that your reconciliation of proforma adjusted EBITDA to net loss in the February 2024 investor presentation includes adjustments related to provision for onerous contracts, write-down on inventories, and reclassification of R&D funding. As these costs appear to be normal recurring operating expenses, please remove these adjustments. Refer to Question 100.01 of the SEC Staff’s C&DI on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company (i) has considered Question 100.01 of the SEC Staff’s C&DI on Non-GAAP Financial Measures and (ii) believes that the adjustments related to provisions for onerous contracts, write-down on inventories, and reclassification of R&D funding are not normal recurring operating expenses. Rather, these adjustments are pursuant to events outside the ordinary course of business, as described in more detail below.

a.	Onerous Contract (Notes to Financial Statements FY 24 4.1.4 and 4.2.11)

Our disclosure stated that, “In the financial year 2023, ADSE recognized a provision for an onerous contract in the amount of kEUR 10,973. This provision relates to contract under which the fixed purchase obligation for inventories exceeds the expected income from the sale of corresponding products.”

We began discussions for this long-term materials purchase contract in November 2021 before executing the agreement in August 2022 (the “Purchase Agreement”). On April 12, 2024, we reached a final settlement agreement with the supplier/customer. However, ADSE revenues for ChargeBoxes did not develop as expected when discussions began. In FY 2023, revenues were €16.7 million in Germany and €4.0 million in the United States. In the six months ended June 30, 2024, revenues were €560,000 in Germany and €1.18 million in the United States.

Given the drawn-out nature of entering into the Purchase Agreement and our obligations required under the settlement agreement, combined with lowered demand forecasts for ChargeBox, we classified this agreement as a non-recurring operating expense.

b.	Write Down Inventory

In connection with the Purchase Agreement, we ordered materials to build complete ChargeBox systems pursuant to the terms therein. Inventory related to ChargeBox stayed level or grew, while ChargeBox sales declined.

Our decision to buy materials for ChargeBox in larger quantities pursuant to the Purchase Agreement would not be made given current demand forecasts. Since we launched ChargePost in 2022, which is now our best-selling product, it has become clear that customers prefer ChargePost over ChargeBox. As such, we classified the inventory related to the materials purchased under the Purchase Agreement as a non-recurring operating expense.

c.	R&D Funding

The classification of R&D Funding as a non-recurring operating expense is a one-off effect that we do not expect to occur in future filings. Development project costs were capitalized (2021-2023) without deducting expected public funding amounts before capitalizing.

3.	We note your disclosure that you anticipate 2024 full-year revenues to exceed EUR 200 million and positive EBITDA for 2024. Tell us your consideration for providing similar context for profitability on an IFRS-IASB basis. If the GAAP financial measure is not accessible on a forward-looking basis, you are required to disclose that fact and provide reconciling information that is available without an unreasonable effort. Please revise your disclosure in future press releases to comply with Rule 100(a) of Regulation G.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered providing similar context for profitability on an IFRS-IASB basis but such IFRS measure was not accessible on a forward-looking basis because uncertainty regarding, and the potential variability of, reconciling items including but not limited to stock-based compensation expense, foreign currency loss or gain, financial instruments related expenses and inventory valuation losses. The Company will revise the disclosure in future press releases to comply with Rule 100(a) of Regulation G.

Set forth below for the Staff’s consideration is an illustrative example of how the statement that the Company plans to include in future earnings releases and filings in response to this Comment 3.

“We have not provided the forward-looking IFRS equivalents for the forward-looking non-IFRS financial measures EBITDA and Adjusted EBITDA or an IFRS reconciliation as a result of the uncertainty regarding, and the potential variability of, reconciling items including but not limited to stock-based compensation expense, foreign currency loss or gain, financial instruments related expenses and inventory valuation losses. Accordingly, a reconciliation of these non-IFRS guidance metrics to their corresponding IFRS equivalents is not available without unreasonable effort. However, it is important to note that material changes to reconciling items could have a significant effect on future IFRS results and, as such, we also believe that any reconciliations provided would imply a degree of precision that could be confusing or misleading to investors.”

Form 20-F for the Fiscal Year Ended December 31, 2023

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 48

4.	Where you identify intermediate causes of changes in your operating results, please also describe in sufficient detail the reasons underlying the intermediate causes in future filings. As an example, you disclose on page 49 that total revenue increased from the year ended December 31, 2022 to December 31, 2023 primarily due to the extension of your business, and the increase relates to higher sales of the product ChargePost in Europe; however, you do not explain in reasonable detail the reasons driving the increase in sales of the product. Refer to Item 5.A.1 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and will prospectively describe in further detail the reasons underlying the intermediate causes of changes in compliance with Item 5.A.1 of Form 20-F in its future filings with the Commission, to the extent applicable.

Set forth within Appendix B (Results of Operations – Revenue) for the Staff’s consideration is an illustrative example of how the Company plans to present this information in future filings in response to this Comment 4, as applied to the disclosures appearing on page 49 of the 20-F (with proposed new text bold and underlined).

Notes to consolidated financial statements

4.2.5. Inventories, page F-42

5.	Please tell us and expand your disclosures in future filings to provide additional insight for the increase in inventory write-downs in 2023. Additionally, expand your critical accounting policy disclosures to identify the material assumptions you used in determining the inventory write-downs, including more details of how you develop certain assumptions, such as forecasted usage and sales. Refer to Item 5.E of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the increase in inventory write-downs in 2023 is a result of slow-moving, excess and obsolete inventories that are generally recognized on the basis of the Company’s forecast of product demand and production requirements or on the basis of historical consumption values.

Set forth within Appendix C (Part I: Statements of Financial Position – Inventories) for the Staff’s consideration is an illustrative example of how the Company plans to present additional insight for the increase in inventory write-downs in future filings in response to this Comment 5, as applied to the disclosures appearing on page F-42 of the 20-F (with proposed new text bold and underlined). Further set forth within Appendix C (Part II: Accounting Estimates and Management Judgements) for the Staff’s consideration is an illustrative example of how the Company plans to expand its critical accounting policy disclosures to include additional clarity on the material assumption used and how such assumptions are developed, as applied to disclosures appearing on page F-14 of the 20-F (with proposed new text bold and underlined).

6. Related party transactions, page F-64

6.	We note your disclosures of related party transactions on page F-64. Please revise future filings to separately quantify your related party transactions on the face of your financial statements. Refer to Rule 4-08(k) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that due to the Company’s status as an IFRS reporter, the requirements of Rule 4-08(k) of Regulation S-X are not applicable to the Company pursuant to the interpretive guidance included in FRM 6320.6. The Company respectfully notes it has provided comprehensive quantitative and qualitative disclosures regarding its related party transactions under “Item 7. Major Shareholders and Related Party Transaction” beginning on page 67 of the 20-F, and under “Note 6 – Related party transaction” beginning on page F-64 of the Financial Statement to the 20-F.

Please contact me at +49 7022 2522 1480 if I can be of further assistance.

Very truly yours,

Ads-Tec Energy Public Limited Company

By:	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Chief Financial Officer

cc:	Lynwood E. Reinhardt, Reed Smith LLP
Michael S. Lee, Reed Smith LLP

Appendix A

Ads-Tec Energy Public Limited Company

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA:

kEUR	June 30, 2024	June 30, 2023
Result for the period	-45,159	-28,793
Depreciation	3,561	2,417
Net finance result	39,413	10,800
Income tax benefits (expenses)	786	-1,998
EBITDA	-1,399	-17,574
Adjustments:
Stock-based compensation	2,003	529
Provision onerous contracts	-	-
Write-down on inventories	2,969	2,699
Reclassification R&D Funding	-	-
Adjusted EBITDA	3,573	-14,346

Appendix B

Ads-Tec Energy Public Limited Company

Results of Operations – Revenue

Revenue

The following table summarizes the changes in revenue from the twelve months ended December 31, 2022 to 2023.

	Year Ended December 31
In kEUR	2023	2022	Change	Change (%)
Charging	89,323	19,506	69,817	358%
Commercial & Industry	15,788	4,463	11,325	254%
Residential	41	287	(246)	(86)%
Service	2,004	1,774	230	13%
Other	227	400	(173)	(43)%
Total	107,384	26,430	80,954	306%

The following table summarizes the changes in revenue from the twelve months ended December 31, 2022 to 2023 based on geography.

	Year Ended December 31
In kEUR	2023	2022	Change	Change (%)
Europe	102,413	25,699	76,714	299%
North America	4,971	731	4,240	580%
Total	107,384	26,430	80,954	306%

Total revenue increased by EUR 81.0 million or 306%, from the year ended December 31, 2022 to December 31, 2023, primarily due to the extension of the company’s business. The increase relates to higher sales of the product ChargePost in Europe, driven primarily by an expansion of our customer base and increased sales of electric vehicles, creating growing energy demand for EV charging.

The Company generated 36% and 31% of total revenue from one customer for the fiscal year ended December 31, 2023 and 2022, respectively and 9% and 27% from another customer for the fiscal year ended December 31, 2023 and 2022, respectively. In addition, the company generated 14% of total revenue with an additional customer for the fiscal year ended December 31, 2023.

Appendix C

Ads-Tec Energy Public Limited Company

Statements of Financial Position – Inventories

Part I (Statements of Financial Position – Inventories):

Inventories include the following:

kEUR	Dec. 31, 2023	Dec. 31, 2022
Finished goods	15,010	16,804
Trading goods	-	1,474
Work in progress	7,003	3,912
Raw materials	30,995	36,766
Total	53,008	58,956

kEUR	Dec. 31, 2023	Dec. 31, 2022
Write-downs finished goods	-1,700	-206
Write-downs work in progress	-626	-502
Write-downs raw materials	-11,563	-5,111
Total	-13,889	-5,819

During the financial year 2023, ADSE recognized write-downs of inventories in an amount of kEUR 8,093 (2022: kEUR -78, 2021: kEUR 1,834) as an expense in the cost of sales in the statement of profit or loss.

Part II (Accounting ESTIMATES and Management Judgements):

Increase in 2023 is due to one-off effects, see also explanation for adjusted EBITDA – Inventory write-offs.

Notes part 2. Accounting estimates and management judgments

Inventories (note 4.2.5)

Management estimates the net realizable values of inventories. As part of this process, assumptions must be made regarding excess and / or obsolete materials. Estimates must be made regarding the forecast product demand, which may be subject to significant changes. These estimates are based on the past development of the company’s turnover and on management’s expectation of the future development which is derived from order backlog, discussions with potential clients and market studies regarding the overall development of the market for the company’s products.

Notes part 3. Accounting policies

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average cost principle. In the case of manufactured inventories, cost includes an appropriate share of production overheads based on normal operating capacity.

The subsequent valuation of cost of raw materials and supplies, work in progress and finished goods within ADSE is assigned using the weighted average cost method. To ensure an appropriate measurement of inventories, ADSE performs a continuous evaluation of the lifecycle of inventories, i.e. whether inventories have not been sold or used for a long period of time and are not expected to be sold in the future. Write-downs for slow-moving, excess and obsolete inventories are generally recognized on the basis of the Group’s forecast of product demand and production requirements or on the basis of historical consumption values.